Exhibit 99.87

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

Energy Fuels to Present at the 25th Annual ROTH Conference and the AGORACOM Online Uranium Conference

Toronto, Ontario – March 18, 2013

Energy Fuels Inc. (TSX : EFR) (“Energy Fuels” or the “Company”) is pleased to announce that the Company will be presenting at two conferences this week, both of which can be accessed online.

On Wednesday, March 20, 2013 from 12:00 pm – 12:30 pm (Pacific Standard Time), Energy Fuels will be presenting at the 25th Annual ROTH Growth Stock Conference at The Ritz Carlton Hotel, located at 1 Ritz Carlton Drive, Dana Point, California. The ROTH conference will feature presentations from hundreds of emerging growth companies in a variety of sectors, including natural resources. This is one of the largest events of its kind in the U.S. A webcast of Energy Fuels’ presentation may be accessed through the following link:

http://wsw.com/webcast/roth27/efr.to/

On Thursday March 21, 2013 at 1:30 pm and Friday March 22, 2013 at 10:45 (Eastern Standard Time), Energy Fuels will be presenting at the AGORACOM Online Uranium Conference. This conference will focus on emerging small and mid-cap uranium companies. To register for this conference, please follow this link:

http://agoracom.com/conferences/2-online-uranium-conference

About Energy Fuels: Energy Fuels is America's largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S., and is also a significant producer of vanadium. The company operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S., capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, included herein are generally considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Company’s Annual Information Form dated December 20, 2012, which is available for view on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Curtis Moore
Investor Relations
(303) 974-2140
Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com